China Xiangtai Food Co., Ltd.

Investor Presentation

NASDAQ: PLIN



March 2020

Safe Harbor Statement

This presentation contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. These forward-looking statements are based on the current assumptions, expectations and projections of the Company's management about future events. Although the assumptions, expectations and projections reflected in these forward-looking statements represent management's best judgment at the time of this presentation, the Company can give no assurance that they will prove to be correct. Numerous factors, including those related to market conditions and those detailed from time-to-time in the Company's filings with the Securities Exchange Commission, may cause results of the Company to differ materially from those anticipated in these forward-looking statements. Many of the factors that will determine the Company's future results are beyond the ability of the Company to control or predict. These forward-looking statements are subject to risks and uncertainties and, therefore, actual results may differ materially. The Company cautions you not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise. All references to "Company" and "PLIN" as used throughout this presentation refer to China Xiangtai Food Co., Ltd. and its subsidiaries.

Equity Snapshot

Ticker Symbol	PLIN
Share Price (03/02/2020)	$2.53
52 Week Range	$2.39-6.00
Market Capitalization	52.14 M
Share Outstanding (03/02/2020)	22.09 M
PE (TTM)	12.38
EPS (FY2019)	0.56
Revenues (FY2019)	102.55 M
Gross Margin (FY2019)	8.8%
Fiscal Year End	June 30

Investment Highlights



01 Strong domestic pork demand with upside potential

02 Considerable production capacity for premium quality product with diversified distribution channels

03 Strong quality control and product management

04 Growing market share in the local markets we operate

05 Passionate and experienced management and operations

Company Overview

Headquartered in Chongqing, China, China Xiangtai Food Co., Ltd. is primarily a pork processing company that has operations across key sections of the industry value chain, including slaughtering, packing, distribution, and wholesale of a variety of fresh pork meat and parts. We conduct our business in China through our subsidiaries and variable interest entity, Chongqing Penglin ("CQ Penglin") and Guangan Yongpeng ("GA Yongpeng").

- We are committed to provide consumers with high-quality, nutritious and tasty products
- Maintaining the highest industry standards for food safety, product quality and sustainability is one of our core values
- Through CQ Penglin, our VIE established in 2005, we have received various awards and honors because we have had a close and successful working relationship with big supermarkets and department stores



Our Products

Fresh Series

Fresh pork and byproducts, beef, lamb, chicken, duck and rabbit meat








Processed Series

Shredded meat, sliced meat, meat stuffing, pickled meat, lamb and offal, sausage, bacon, steamed meat, breaded chicken, spicy meat








Our Facility

Slaughtering plant in Linshui Industrial Park, Sichuan Province:

- Total area: 27,000 square meters
- Construction area: 8,500 square meters
- Slaughtering area: 3,000 square meters
- 9 large refrigeration houses: 4,500 square meters
- Office and dormitory: 1,500 square meters
- Boiler room: 200 square meters

Production Lines:

- ✓ Sausage and bacon production line
- ✓ Canned meat (ham) production line
- ✓ Salty braised pork production line
- ✓ Soy sauce stewed products production line

Processing factory in Fuling, Chongqing:

- Total area: 8,000 square meters
- Construction area: 11,000 square meters
- Processing area: 4,000 square meters
- 7 large refrigeration houses: 2,200 square meters
- Offices and dormitories: 3,000 square meters
- Boiler rooms: 200 square meters

Production Cycle

< 24 Hours

We source all of our live hogs from our suppliers.
It usually takes less than 24 hours to transfer the hogs from the purchasing point to the slaughterhouse, and only 2-3 hours to slaughter and cut into pieces, which can then be sold.

All Year Round

Our factories operate year-round. Generally, the sales season is from the winter solstice on December 22 to the spring of the next year.

2- 3 Hours

Our processed products, such as sausage and bacon, usually takes more than two weeks to process from fresh pork. Lamb offal are sourced from suppliers. We are able to process them within 2-3 hours. These processed products are seasonal, generally due to the demand for meats before and after the Chinese New Year period.

Intellectual Property

No.	Registrant	Trademark	Application Area
1	CQ Penglin	露蕊	Meat, preserved meat, canned meat, preserved fish, preserved vegetable, egg, milk, edible oil, dried edible mushroom
2	CQ Penglin	鹏霖露蕊	Tea drink, bread, bun, flour, dough, cornflower, powered bean, food starch, seasonings, yeast
3	CQ Penglin	鹏霖	Bread, bun, flour, dough, cornflower, powered bean, food starch, seasonings, yeast, edible fragrance
4	CQ Penglin	TM PENGLINLURUI 鹏霖露蕊	Display of goods on the communications media for retail purposes; advertising; franchise business management; marketing; marketing for others; recruitment; commercial enterprise relocation; invoicing; accounting
5	CQ Penglin	鹏霖 PENGLIN	Pickled fruits; pickled vegetables; edible oils; processed nuts; tofu
6	CQ Penglin	鹏霖	Meat, preserved meat, meat product, preserved fish, canned meat, pickled vegetable, egg, milk, edible oil, dried edible mushroom.

Market Opportunities- Increasing Pork Demand

- Pork is subdivided into three categories: fresh, chilled, and frozen pork according to different cooling process after slaughtering. **Due to traditional consumption habits, Chinese fresh pork products account for most of pork consumption.**
- Due to an increasing demand for safe and high-quality pork, the consumption of chilled pork has grown rapidly in recent years, reaching nearly 11 million tons in 2015, accounting for 20% the total pork consumption, an increase from 2% in 2005.


(In 10,000 ton)
Pork Sales in Different Categories (2015 to 2020)
70000
60000
50000
40000
30000
20000
10000
0
40,320
4,080
40,170
6,180
5,150
32,880
10,960
10,960
28,930
13,260
18,080
2005
2010
2015
2020
Frozen Pork
Chilled Pork
Fresh Pork

Source: "2016-2021 China Pork Industry Market Research and Investment Opportunity Research Report" by China-Industrial Research Institute

Market Opportunities- Growth Drivers



Continued increases in disposable income and living standards



Continued progress of urbanization

Expansion of the middle class



Increasing demand for quality safe products



Market Background- Pork Production in China

China's pork production:

- 45.55 million tons in 2005 ↗ 54.87 millions tons in 2015
- Average annual growth rate: **1.88%**
- The growth of China's pork industry was mainly driven by economic development, continued urbanization, and increased disposable income.

The per capita annual pork consumption of urban residents in China has remained stable, from about 20.2 kg in 2005 to about 20.8 kg in 2014.


(In 10,000 ton)
Pork Production in China (2006 to 2016)
7000
6000
5000
4000
3000
2000
1000
0
4,650
4,288
4,621
4,891
5,071
5,060
5,343
5,493
5,671
5,487
5,821
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016E

Source: "2016-2021 China Pork Industry Market Research and Investment Opportunity Research Report" by China-Industrial Research Institute

Market Background- Sales and Distribution Channels

- Includes **farmers' markets**, **grocery stores and supermarkets**, **hotels and restaurants**, and specialty stores.
- In 2015, **farmers' markets** dominated the Chinese pork market, accounting for approximately **60%** to **65%** of the total market across the country.
- Strong growth in sales of pork in **grocery stores and supermarkets**: 3 million tons in 2005 ↗ 11 million tons in 2015
- In the future, it is expected that **grocery stores and supermarkets** will play a more important role in pork distribution.



(In 10,000 ton)
Pork Sales in Different Categories (2015 to 2020)
60000
50000
40000
30000
20000
10000
0
35,790
3,170
4,080
35,540
4,120
7,470
27,400
10,960
10,960
25,310
13,860
13,260
2005
2010
2015
2020
Restaurants and Hotels
Grocery stores and supermarkets
Farmers' Market

Source: "2016-2021 China Pork Industry Market Research and Investment Opportunity Research Report" by China-Industrial Research Institute

Growth Strategy

Solidify our industry position by gaining additional market share

- Increase investment in business and expand production capacity through horizontal or vertical acquisitions, strategic partnership, and joint venture.
- Invest additional capital to acquire new slaughterhouses to increase production capacity.
- Invest in opening supermarkets that only sell our fresh pork and meat products in areas nearby Chongqing.
- Reach retail markets by opening grocery stores or supermarkets in Chongqing or nearby areas.

Expand our sales and distribution network

- Leveraging local resources to quickly enter new markets, while also minimizing requirements for capital outlay.
- Expand logistics operations and increase presence in both new and existing markets.
- Scale up logistics capacity and extend the geographic coverage of our logistic system to ensure efficient, accurate, reliable and secure distribution.
- Start an online sales channel

Uphold our commitment to food safety and product quality

- Achieve greater traceability of our products and maintain the highest quality standards in all of our business units.
- Maintain safety and quality monitoring systems across the entire operation by strictly selecting suppliers, closing monitoring quality before and after slaughtering.
- Maintaining the hygiene of the slaughter house, keeping records of everyday operations, and complying with the national and local law and regulations on animal care, employees, environment sustainability, food safety and quality.

Expand our product portfolio

- We plan to introduce ready-to-eat products, which will include stewed pork, salty braised pork, braised pork, crisp pork, canned pork, roasted sausage, crisp sausage, soy sauce stewed pork sausage, etc. These products will be vacuum packaged, making them convenient for storage and transportation with longer shelf life. They will be ready for consumption from the package or after heating. Canned meat and ham can also be added into soup or cooked with other food

Competitive Comparison

Company	Introduction	Advantages	Disadvantages
WH Group	WH Group, formerly known as Shuanghui Group, is a privately owned Chinese meat and food processing company headquartered in Luohe, Henan, China. It has built processing bases in 18 provinces and cities nationwide and has the largest meat processing capacity in China. Over the course of the year, it will process 20 million pigs and 700 thousand tons of chicken meat, for an operating income of RMB50 billion. In 2013, Shuanghui successfully acquired the largest pork processing company in the United States, Smithfield Foods, which made Shuanghui Group the world's largest meat processing enterprise.	• Large size affords economies of scale	• The market share in the southwest of China is not high. • Not involved in high-end pork and products and new retail.
New Hope Co., Ltd.	Sichuan New Hope Agriculture Co., Ltd., a subsidiary of New Hope Co., Ltd. is one of the national key leading enterprises in China's agricultural industry. It ranks among the top 500 Chinese enterprises. Its core businesses, agriculture and animal husbandry covers the pig, poultry and dairy industry chain. It has 20 million tons of feed production capacity (ranked first in the country), and has processing capacity for 1.3 billion poultry and 8.5 million pigs annually.	• Vertically integrated business model • Location closer to Chongqing	• Mainly engaged in feed production, and the non-food industry • Not involved in high-end pork and products and new retail.
Chongqing Huamu Industry (Group) Co., Ltd.	Chongqing Huamu Industry (Group) Co., Ltd. was established in 1997. It is a large-scale state-owned enterprise integrating standardized breeding, modern slaughtering, branding, and sales of raw pigs with a registered capital of RMB34.2 million and total assets of RMB1 billion. Its facilities include the 200 acres Huamu Meat Industry Science Park and Lianxin Slaughterhouse, and the 300-acre Chongqing Pig Integrated Trading Market. It is the only primary slaughtering company in Chongqing that has slaughtered more than 1 million pigs per year and its supply of fresh meat accounts for half of the size of Chongqing's main urban area.	• State-owned enterprises	• Customized services are challenging for inventory management. Longer construction periods are therefore required.

Competitive Advantages



Premium Quality Product

- Maintaining high industry standards for food safety, product quality and sustainability is one of our core values.
- We have strict quality control systems in each segment of our value chain, from production through sales and distribution. We only source live hogs from farms with good reputations and strict quality control procedures.
- Every live hog will be examined by the local Food Safety Administration ("FSA") officers for illness at our slaughtering house before can be slaughtered and throughout the slaughtering process Our slaughter house is the only level A slaughter house in Linshui, Sichaun province, where we use an automated standard modern line to slaughter, process and pack.



Diversified Distribution Channels

- Our sales and distribution network includes access to more than 200 farmers' markets and supermarkets in Chongqing and Sichuan Province.
- In April 2017, we opened up our sales channel in the city of Shenzhen, in Guangdong Province, by cooperating with Renrenlei, a large local supermarket chain.
- On July 2, 2018, we acquired two grocery stores under common control of Ms. Zeshu Dai, our CEO, and her spouse in the city of Chongqing, in order to increase retail outlets.



Considerable Production Capacity

- Our automated slaughtering line, clean processing facilities, and large storage space enable us to slaughter on average more than 700 hogs per day. Because of our production and processing capacity, we are one of the leading companies in providing Chongqing with fresh pork products.

Financial Highlights



Revenue
Millions
$120
$100
$80
$60
$40
$20
$0
$63.3
$101.1
$102.5
FY2017
FY2018
FY2019



Net Income
Millions
$5.0
$4.5
$4.0
$3.5
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
$0.0
$2.5
$3.8
$4.4
FY2017
FY2018
FY2019

Note: The Company's fiscal year end is June 30

*Financials are consolidated for China Xiangtai, its subsidiaries including CQ Penglin, its VIE.

Financial Highlights- Revenue Breakdown

Our key operating revenues are driven by two type of markets:

1. Supermarket revenues 2. Farmers' market revenues


Revenues
7%
93%
FY2017
Revenues
4%
96%
FY2018
Revenues
7%
93%
FY2019
Supermarket
Farmers' Market

- Supermarket and grocery stores revenues increased by $3.57 million, or 95.2%, to $7.32 million for the fiscal year ended June 30, 2019, from $3.75 million for the fiscal year ended June 30, 2018.
- Farmers' market revenues decreased by $2.13 million, or 2.2%, to $95.22 million for the fiscal year ended June 30, 2019, from $97.35 million for the fiscal year ended June 30, 2018.

Note: The Company's fiscal year end is June 30

*Financials are consolidated for China Xiangtai, its subsidiaries including CQ Penglin, its VIE.

Senior Management Team

Zeshu Dai, *Chairwoman of the Board and Chief Executive Officer*

- Chairwoman of the Board and CEO since our inception, January 23, 2018
- Sales manager at Chongqing Liangping Meat Factory from January 1986 to December 2000
- Chief Supervisory Offer at Chongqing Liangping Meat Factory from January 2001 to May 2014
- Director of CQ Penglin and GA Yongpeng since November 2005 and June 2008, respectively

Xiaohui Wu, *President and Director*

- President since January 23, 2018 and our director since May 8, 2018
- Director and CEO of Geniusland International Capital Ltd. since 2007
- Senior Project Manager at Genesis Equity Partner LLC
- Ministry of Foreign Affairs of PRC from 1996 to 2006 at the Hong Kong and Macao Affairs Office
- Bachelor's degree in English from Jilin University in 1996 and master's degree in finance from Renmin University of China, School of Finance

Xia Wang, *Chief Financial Officer*

- Chief Financial Officer since January 23, 2018
- Bachelor's degree in environmental science major from Chongqing University of Arts and Science
- Worked as Clerk from 2008 to 2010, assistant accountant from 2010 to 2011, accounting supervisor in 2011, and was appointed as CFO of CQ Penglin in 2014

Board of Directors

Zeshu Dai, Chairman of the Board and CEO

- Chairman of the Board and CEO since our inception, January 23, 2018
- Sales manager at Chongqing Liangping Meat Factory from January 1986 to December 2000
- Chief Supervisory Offer at Chongqing Liangping Meat Factory from January 2001 to May 2014
- Director of CQ Penglin and GA Yongpeng since November 2005 and June 2008, respectively

Xiaohui Wu, President and Director

- President since January 23, 2018 and our director since May 8, 2018
- Director and CEO of Geniusland International Capital Ltd. since 2007
- Senior Project Manager at Genesis Equity Partner LLC
- Ministry of Foreign Affairs of PRC from 1996 to 2006 at the Hong Kong and Macao Affairs Office
- Bachelor's degree in English from Jilin University in 1996 and master's degree in finance from Renmin University of China, School of Finance

Penglin Wang, Director

- Director since May 8, 2018
- Chief Supervisory Officer at CQ Penglin since April 2014
- Bachelor's degree in civil engineering from Chongqing University in 2015

Zhaorong Zhu, Independent Director

- Independent Director since May 8, 2018
- Assistant professor at Southwest University, School of Animal Science
- Bachelor's degree in Chinese Medicine from Chengdu College of Chinese Medicine in 1986 and associate degree in Animal Medicine from Sichuan Animal Husbandry and Veterinary College in 1983
- Expert Certificates of Chongqing Aquaculture Forensic Qualification Certificate, of Chongqing Public Safety Technical Expert Committee, and of Ministry of Agriculture Practicing Veterinary Qualification

Board of Directors

David Moss, Independent Director

- CFO and co-founder of INmune Bio (Nasdaq: INMB) since the formation of the Company in September 2015.
- Founded, funded and taken public the Tonix Pharmaceuticals (NASDAQ: TNXP)
- Founding investor in Reliant Service Group LLC
- Previously served as Managing Director, Corporate Finance for a New York-based securities firm, Managing Partner at a Seattle-based venture capital firm
- MBA from Rice University and a BA in Economics from the University of California, San Diego.

Bangquan Ou, Independent Director

- Independent Director since May 8, 2018
- Secretary and executive vice president at Chongqing Meat Industry Association since June 2004
- Deputy secretary at Chongqing Refrigeration and Supply Chain Industry Association
- Deliveryman, clerk, warehouse manager, business section chief manager, vice president, president, and general secretary at District Food Company from February 1972 to October 2003
- Experienced with the meat packing and meat processing industry

Montgomery Simus, Independent Director

- over 25 years' experience in structuring, growing and optimizing profitable enterprises in international
- Vice President of Business Development and International Investments at The Bayat Group since 2012
- Graduated from Yale University in 1989 with a Bachelor of Arts degree in History. Received his Master in Public Policy from Harvard University in 1991.
- Served as a Senior Advanced Leadership Initiative Fellow at Harvard from 2015 to 2017, and since 2017

Yun Xia, Independent Director

- Independent Director since May 8, 2018
- Secretary and deputy secretary at Chongqing International Freight Forwarders Association since June 2015
- Independent director at Chongqing Foreign Economic & Trade (Group) Co. Ltd. from 2012 to 2014
- Deputy general manager at Chongqing Bonded Port Development Management CO., Ltd. from 2009 to 2012
- Chief personnel officer and deputy director of Personnel Education Department of Chongqing Customs from 1987 to 1998



THANKS!

Investor Relations Contact:

Dragon Gate Investment Partners LLC

Tel: +1(646)-801-2803

Email: PLIN@dgipl.com